SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BWX Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

05605H100
(CUSIP Number)

Robb A. LeMasters

Blue Harbour Group, LP

646 Steamboat Road

Greenwich, Connecticut 06830

(203) 422-6540

with a copy to:

Marc Weingarten

Eleazer Klein

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05605H100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,561,086 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,561,086 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,561,086 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP NO. 05605H100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,561,086 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,561,086 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,561,086 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05605H100	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,561,086 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,561,086 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,561,086 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05605H100	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 1, 2014 (as amended, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the “Common Stock”), of BWX Technologies, Inc., a Delaware corporation (the “Company”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 1, 3, 4 and 5 as set forth below.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock, par value $0.01 per share, of BWX Technologies, Inc., a Delaware corporation. The address of the Company's principal executive office is 800 Main Street, 4th Floor, Lynchburg, Virginia 24504.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used $243,776,153 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of the Manager, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 30, 2015, the Company completed the spin-off of its Power Generation business through the pro rata distribution of shares of Babcock & Wilcox Enterprises, Inc. ("New B&W") to holders of the Common Stock (the "Distribution"), and changed its name to "BWX Technologies, Inc." In connection with the Distribution, effective as of June 30, 2015, Messrs. Stephen G. Hanks, Thomas A. Christopher, Brian K. Ferraioli, Larry L. Weyers and E. James Ferland resigned as members of the board of directors of the Company (the "Board") and were appointed to the board of directors of New B&W. Also effective as of June 30, 2015, the Board size was decreased from nine to eight members and Messrs. P. Sandy Baker, Robert W. Goldman, Robb A. LeMasters and Charles W. Pryor, Jr. were appointed to be members of the Board, effective as of July 1, 2015. Mr. LeMasters is currently a Managing Director of Manager.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

CUSIP NO. 05605H100	SCHEDULE 13D/A	Page 6 of 7 Pages

(a) – (b) As of the date hereof, the Reporting Persons beneficially own an aggregate of 10,561,086 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of Manager, Manager GP and Mr. Robbins, and which represent approximately 9.9% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 106,987,776 shares of Common Stock outstanding as of April 30, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed with the SEC on May 6, 2015.

For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons. Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(c) No transactions in the Common Stock were effected by any of the Reporting Persons during the past sixty days.

CUSIP NO. 05605H100	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2015

BLUE HARBOUR GROUP, LP
By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member
blue harbour holdings, llc
By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

/s/ Clifton S. Robbins
Clifton S. Robbins